CLEARY GOTTLIEB STEEN & HAMILTON LLP

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FRANKFURT
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MILAN
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June 8, 2005

Writer's Direct Dial: (212) 225-2683
E-Mail: ashulga@cgsh.com

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475)
Pursuant to Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of the Company's press-release titled "State registration of securities of the companies established as a result of reorganization of OAO Mosenergo has taken place" and one copy of the statement titled "Disclosure of information which may materially affect the value of the joint-stock company's securities" pursuant to subparagraph (b)(1)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (212) 225-2683.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Arina Shulga

Arina Shulga

Enclosure

Federal Service for
Financial Markets
9 Leninsky prosp., GSP-1,
Moscow B-49, 117939

Disclosure of Information
Which May Materially Affect the Value of the Joint-stock Company's Securities

1. General information	
1.1. Full corporate name of the Issuer	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Abbreviated corporate name of the Issuer	OAO "Mosenergo"
1.3. Location of the Issuer	8 Raushskaya emb., Moscow 115035, Russian Federation
1.4. Principal state registration number of the Issuer	1027700302420
1.5. Taxpayer identification number of the Issuer	7705035012
1.6. The Issuer's unique code assigned by the registration authority	00085-A
1.7. Web page address used by the Issuer for disclosure of information	www.mosenergo.ru
1.8. Name of the periodical(s) used by the Issuer for the publication of information	Social and political newspaper "Izvestiya"; magazine "Supplement to the Bulletin of the FSFM of Russia"

2. Content of Information

Information about resolutions adopted by the joint-stock company's Board of Directors

Date of the meeting of the Issuer's board of directors (supervisory board): June 6, 2005

Date of preparation and No. of the Minutes of the meeting of the Issuer's board of directors: June 6, 2005, Minutes No. 26

Resolution adopted by the Issuer's board of directors (supervisory board) on one or more of the following issues:

- termination of authority of and employment agreement with the Company's General Director Arkadiy Vyacheslavovich YEVSTAFYEV and appointment of the acting General Director of the Company

The board of directors RESOLVED:

1. To terminate the authority of and employment agreement with the Company's General Director Arkadiy Vyacheslavovich Yevstafyev, effective from June 6, 2005.

2. To appoint Vladimir Sergeevich Chistyakov as acting General Director of the Company, effective from June 7, 2005, to serve until the election of the Company's General Director in accordance with the Company's Charter.

3. To instruct the acting General Director of the Company V.S. Chistyakov to ensure the making of appropriate payments to and termination of the employment agreement with A.V.Yevstafyev in accordance with this Resolution.

Name, patronymic and surname: Arkadiy Vyacheslavovich Yevstafyev.

Participation interest in the joint-stock company's charter capital, and the number of the joint-stock company's ordinary shares held by this person: None

Participation interest in the charter capital of the joint-stock company's subsidiaries and affiliates, and the number of ordinary shares in the joint-stock company's subsidiaries and dependent companies held by this person: None

The number of ordinary shares of the joint-stock company and/or its subsidiaries and affiliates which may be acquired by this person as of result of exercise of his options granted by the issuer and/or its subsidiaries and dependent companies: None

Name, patronymic and surname: Vladimir Sergeevich Chistyakov

Participation interest in the joint-stock company's charter capital, and the number of the joint-stock company's ordinary shares held by this person: None

Participation interest in the charter capital of the joint-stock company's subsidiaries and affiliates, and the number of ordinary shares in the joint-stock company's subsidiaries and dependent companies held by this person: None

The number of ordinary shares of the joint-stock company and/or its subsidiaries and affiliates which may be acquired by this person as of result of exercise of his options granted by the issuer and/or its subsidiaries and dependent companies: None

3. Signature		
3.1. First Deputy General Director – Managing Director for Corporate Policy and Property Management	______________ (signature)	D.V. Vasilyev
3.2. Date: June 7, 2005	[seal]	

[Moscow #45703 v1]

Press-release

State registration of securities of the companies established as a result of reorganization of OAO Mosenergo has taken place

Pursuant to the decisions of the Federal Service for Financial Markets (FSFM of Russia) dated May 24, 2005, May 26, 2005 and May 31, 2005, the share issuances of companies established as a result of reorganization of OAO Mosenergo and placement reports have been registered.

Pursuant to the decisions on the issuance of shares and the placement reports, the following number of shares of the joint-stock companies established as a result of spin-off were distributed among the shareholders of the joint-stock company being reorganized through such spin-off:

1. OAO Energy Management Company:

- location: 8 Raushskaya Naberezhnaya, Moscow, 115035

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.0000037 rubles

- total value of issued shares (at the nominal value): 104,522.62 rubles

- state registration number: 1-01-50073-E of May 31, 2005

2. OAO Trunk Grid Company:

- location: 8 Raushskaya Naberezhnaya, Moscow, 115035

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.05 rubles

- total value of issued shares (at the nominal value): 1,412,467,985 rubles

- state registration number: 1-01-50074-E of May 31, 2005

3. OAO Moscow City Electricity Network Company:

- location: building 1, block 36, Sadovnicheskaya Street, Moscow 115035

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.2 rubles

- total value of issued shares (at the nominal value): 5,649,871,940 rubles

- state registration number: 1-01-50075-E of May 31, 2005

4. OAO Moscow Heating Network Company:

- location: building 1, block 46, B. Tatarskaya Street, Moscow 115184
- total number of issued securities: 28,249,359,700 ordinary registered shares
- nominal value of each issued share: 0.3 rubles
- total value of issued shares (at the nominal value): 8,474,807,910 rubles
- state registration number: 1-01-50076-E of May 31, 2005

5. OAO Moscow Region Electricity Network Company:

- location: 27 Ordzhonikidze Street, Podolsk, Moscow Region, 142100
- total number of issued securities: 28,249,359,700 ordinary registered shares
- nominal value of each issued share: 0.5 rubles
- total value of issued shares (at the nominal value): 14,124,679,850 rubles
- state registration number: 1-01-65116-D of May 31, 2005

6. OAO Mosenergosbyt:

- location: 9 Vavilov Street, Moscow 117312
- total number of issued securities: 28,249,359,700 ordinary registered shares
- nominal value of each issued share: 0.01 rubles
- total value of issued shares (at the nominal value): 282,493,597 rubles
- state registration number: 1-01-65113-D of May 26, 2005

7. OAO Specialized Design Bureau for Repair and Modernization:

- location: 8 Raushskaya Naberezhnaya, Moscow, 115035
- total number of issued securities: 28,249,359,700 ordinary registered shares
- nominal value of each issued share: 0.0001 rubles
- total value of issued shares (at the nominal value): 2,824,935.97 rubles
- state registration number: 1-01-50116-A of May 26, 2005

2

8. OAO Mosteplosetenergoremont:

- location: building 1, block 46, B. Tatarskaya Street, Moscow 115184

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.01 rubles

- total value of issued shares (at the nominal value): 282,493,597 rubles

- state registration number: 1-01-65117-D of May 31, 2005

9. OAO Mosenergosetstroi:

- location: 8 Raushskaya Naberezhnaya, Moscow, 115035

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.001 rubles

- total value of issued shares (at the nominal value): 28,249,359.7 rubles

- state registration number: 1-01-65110-D of May 26, 2005

10. OAO GRES-4:

- location: Kashira-2, Moscow Region, 142900

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.05 rubles

- total value of issued shares (at the nominal value): 1,412,467,985 rubles

- state registration number: 1-01-65111-D of May 26, 2005

11. OAO GRES-5:

- location: 5 Chernoozersky proezd, Shatura, Moscow Region, 140700

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.05 rubles

- total value of issued shares (at the nominal value): 1,412,467,985 rubles

- state registration number: 1-01-65112-D of May 26, 2005

12. OAO GRES-24:

- location: Industrial zone, Novomichyurinsk, Pronsky district, Ryazan region, 391160

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.02 rubles

- total value of issued shares (at the nominal value): 564,987,194 rubles

- state registration number: 1-01-65108-D of May 24, 2005

13. OAO Zagorskaya GAES:

- location: 100 Bogorodskoye vil., Sergiev Posad district, Moscow region, 141342

- total number of issued securities: 28,249,359,700 ordinary registered shares

- nominal value of each issued share: 0.1 ruble

- total value of issued shares (at the nominal value): 2,824,935,970 rubles

- state registration number: 1-01-55081-E of May 31, 2005

The share registers of the companies established as a result of reorganization of OAO Mosenergo are maintained by ZAO Specialized Registrar Reestr-Servis.

Location: 15 Sadovnicheskaya Ulitsa, Moscow

Telephone: (095) 234-7076, (095) 234-7078